UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2024
COMMISSION FILE NUMBER 000-51576

ORIGIN AGRITECH LIMITED
(Translation of registrant's name into English)

No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒       Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐       No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Appointment of New Officer and Director

On August 21, 2024, the board of directors (“Board”) appointed Weibin Yan as the Chief Executive Officer and to be an additional director of Origin Agritech Limited (“Company”).

Dr. Gengchen Han was appointed as the President of the Company, and continues as the Chairman of the Board.

Mr. Weibin Yan, aged 58, was appointed as the Chief Executive Officer and a director of the Company on August 21, 2024. Mr. Yan was elected as the Vice-Chairman of Hunan Provincial Federation of Industrial and Commerce in June 2020. Mr. Yan was one of the principal founders of the Ausnutria Dairy Corporation Ltd (“Ausnutria”), a company listed on the Hongkong Stock Exchange, and has been acting as the chairman of Ausnutria from its establishment to September 2023. Mr. Yan was a director of Yuan Longping High-tech Agriculture Co., Ltd (“Longping High-tech”), a company listed on the Shenzhen Stock Exchange, from 2004 to January 2016. At Longping High-tech, he served as chief executive officer from 2004 to April 2010, vice chairman of the Board of directors from 2010 to January 2016. Mr. Weibian Yan has been served on the Origin Board as an Independent Director from 2017 to 2018.

Mr. Yan holds a Bachelor’s Degree in engineering and a Master’s Degree in business administration from Hunan University.

Mr. Yan was appointed a director of the Company because of his extensive management experience in senior positions and because of his long experience in managing the operations of a significant public listed company.

Private Placement of Ordinary Shares

On August 21, 2024, the Company entered into a Securities Purchase Agreement (“SPA”) with two investors for the sale of 1,250,000 ordinary shares (“Shares”) at $2.37 per share, for gross proceeds of $2,962,500. The shares to be sold under the terms of the SPA will represent 19.73% of the issued and outstanding shares of the Company as of immediately prior to the date of the SPA. The share price was calculated on the average of the closing price of an ordinary shares for the five days immediately before the signing of the SPA.

The sale of the ordinary shares will be three tranches. The first tranche, representing 50% of the shares to be sold, will be on the signing and consummation of the initial closing requirements of the SPA. The second tranche, representing 20% of the shares to be sold, will be shortly after the filing of a registration statement with the US Securities and Exchange Commission (“SEC”) providing for the resale of all the shares under the SPA. The third tranche, representing 30% of the shares to be sold, will be shortly after the SEC has declared effective the registration statement providing for the resale of the shares sold pursuant to the SPA.

The SPA provides for basic representations and warranties by the Company to the purchasers, certain obligations to be fulfilled by the parties, including the registration of the shares sold and listing of the additional shares on Nasdaq, and indemnification of the purchasers.

The proceeds will be used for working capital of the Company, increasing the registered capital of its Hainan variable interest entity, and pursuing a nutritional business to be founded in Hong Kong.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN AGRITECH LIMITED

By:	/s/ Weibin YAN
Name:	Weibin YAN
Title:	Chief Executive Officer

Dated: August 27, 2024